UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 23, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 22, 2014 HAD | OEB

313423 | 3267446_2.DOCX

UBS AG—Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Dates: 12, 2014 -May 23, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I. Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as February 22, 2011 (the 2011 Articles), and the version dated as of May 3, 2012 (the 2012 Articles) and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the 2011 Resolutions) and dates as of May 8, 2014 (the 2014 Resolutions and, together with the 2011 Resolutions, the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center “ in the version effective as of March 2, 2010 (the 2010 Business Regulations), and in the version effective as of February 20 2013 ( the 2012 Business Regulations), and in the version effective as of March 26, 2014 (the 2014 Business Regulations and , together with the 2013 Organizational Regulations, the Internal Regulations);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	electronic copies of the Officers’ Certificates, executed and delivered pursuant to section 301 of the Indenture, dated May 9, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the May 2014 Authorized Officers’ Certificate);

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 12, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 13, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 14, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 15, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 16, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 19, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 20, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 21, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated May 22, 2014, and an Authorized Officer’s Certificate in Support of Legal Opinions dated May 23, 2014 (collectively the Opinion Backup Certificates);

(xii)	an electronic copy of

•

(a) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 1,800,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272H708, (b) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 1,460,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272H724, (c) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272H716, (d) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 670,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272H732, (e) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 99,869.60 Trigger Yield Optimization Notes due November 13, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272H740, (f) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272H757, (g) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272H765, (h) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of T-Mobile US, Inc.) CUSIP 90272H773, (i) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of salesforce.com, inc.) CUSIP 90272H781, (j) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation) CUSIP 90272H799, (k) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272H807, (l) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272H815,

(m) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 133,340.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272H823, (n) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.) CUSIP 90272H831, (o) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272H849, (p) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90272H856, (q) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272H864, (r) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272H872, (s) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J100, (t) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90272H880, (u) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272J118, (v) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272J126, (w) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 129,530.00 Trigger

Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272J134, (x) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272J142, (y) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 111,940.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272J159, (z) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272J175, (aa) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 139,030.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90272J167, (bb) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 114,500.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.) CUSIP 90272J183, (cc) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 310,850.00 Trigger Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J191, (dd) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 114,500.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90272J209, (ee) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 330,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272J217, (ff) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 278,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Bank of America Corporation) CUSIP 90272J225, (gg) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 502,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90272J233, (hh)

a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90272J241, (ii) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 178,100.00 Trigger Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272J258 and (jj) a Determination of an Authorized Person dated May 12, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J266,

•

(a) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J308, (b) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 999,937.40 Trigger Yield Optimization Notes due May 13, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90272J290, (c) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272J274, (d) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 117,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272J282, (e) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272J316, (f) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272J324, (g) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90272J332, (h) a

Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Amazon.com, Inc.) CUSIP 90272J357, (i) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90272J340, (j) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J365, (k) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 1,000,000.00 Trigger Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J373, (l) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 173,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J381, (m) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90272J399, (n) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90272J407, (o) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Morgan Stanley) CUSIP 90272J415, (p) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272J423, (q) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) CUSIP 90272J431 and (r) a Determination of an Authorized Person dated May 13, 2014, including Annex A, setting forth the terms of the USD 209,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90272J449,

•

(a) a Determination of an Authorized Person dated May 14, 2014, including Annex A, setting forth the terms of the USD 185,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J464, (b) a Determination of an Authorized Person dated May 14, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 18, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.) CUSIP 90272J472, (c) a Determination of an Authorized Person dated May 14, 2014, including Annex A, setting forth the terms of the USD 580,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J456, (d) a Determination of an Authorized Person dated May 14, 2014, including Annex A, setting forth the terms of the USD 155,000.00 Airbag Yield Optimization Notes due May 14, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90272J480, (e) a Determination of an Authorized Person dated May 14, 2014, including Annex A, setting forth the terms of the USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272J498, (f) a Determination of an Authorized Person dated May 14, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J514, (g) a Determination of an Authorized Person dated May 14, 2014, including Annex A, setting forth the terms of the USD 540,000.00 Trigger Phoenix Autocallable Optimization Securities due May 18, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J506, (h) a Written Statement and Instructions of Authorized Persons dated May 14, 2014, including Annex A, setting forth the terms of the USD 1,643,000 Contingent Absolute Return Autocallable Optimization Securities due May 18, 2015 (Linked to the common stock of Oasis Petroleum Inc.) CUSIP 90272X331, Annex B, setting forth the terms of the USD 3,499,000 Contingent Absolute Return Autocallable Optimization Securities due May 18, 2015 (Linked to the common stock of Sprint Corporation) CUSIP 90272X356 and Annex C, setting forth the terms of the USD 3,060,500 Contingent Absolute Return Autocallable Optimization Securities due May 18, 2015 (Linked to the common stock of United Continental Holdings, Inc.) CUSIP 90272X349, (i) a Written Statement and Instructions of Authorized Persons dated May 14, 2014, including Annex A, setting forth the terms of the USD 382,000 Airbag Yield Optimization Notes due November 17, 2014 (Linked to the common stock of Alexion Pharmaceuticals, Inc.) CUSIP 90272X299 and Annex B, setting forth the terms of the USD 1,779,000 Airbag Yield Optimization Notes due November 17, 2014 (Linked to the common stock of Fortinet, Inc.) CUSIP 90272X281, (j) a Written Statement and Instructions of Authorized Persons dated May 14, 2014, including Annex A, setting forth the terms of the USD 3,660,000 Airbag Autocallable Yield Optimization Notes due May 14, 2015 (Linked to the common stock of Biogen Idec Inc.) CUSIP 90272X323, Annex B, setting forth the terms of the USD 4,479,000 Airbag Autocallable Yield Optimization Notes due May 14, 2015 (Linked to the common stock of JDS Uniphase Corporation) CUSIP 90272X307 and Annex C, setting forth the terms of the USD 1,107,000 Airbag Autocallable Yield Optimization Notes due May 14, 2015 (Linked to the common stock of Peabody Energy Corporation) CUSIP 90272X315 and (k) a Determination of an Authorized Person dated May 14, 2014, including Annex A, setting forth the terms of the USD 13,144,730 Contingent Income Auto-Callable Securities with Step-Up Call Threshold Levels due May 12, 2017 (Linked to the common stock of Microsoft Corporation) CUSIP 90272X257,

•	(a) a Determination of an Authorized Person dated May 15, 2014, including Annex A, setting forth the terms of the USD 293,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272J522, (a) a Determination of an Authorized Person dated May 15, 2014, including Annex A, setting forth the terms of the USD 398,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272J555, (a) a Determination of an Authorized Person dated May 15, 2014, including Annex A, setting forth the terms of the USD 510,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272J530, (a) a Determination of an Authorized Person dated May 15, 2014, including Annex A, setting forth the terms of the USD 398,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272J548, (a) a Determination of an Authorized Person dated May 15, 2014, including Annex A, setting forth the terms of the USD 348,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2015 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272J563 and (a) a Written Statement and Instructions of Authorized Persons dated May 15, 2014, including Annex A, setting forth the terms of the USD 2,000,000 Contingent Income Auto-Callable Securities due May 15, 2015 (Linked to the Common Stock of Jazz Pharmaceuticals Public Limited Company) CUSIP 90272X398, and

•

(a) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 299,502.00 Trigger Yield Optimization Notes due May 18, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J571, (b) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 273,000.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J589, (c) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 130,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 20, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90272J597, (d) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 130,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 20, 2016 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90272J605, (e) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 195,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 20, 2016 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90272J613, (f) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 20, 2016 (Linked to the performance of the common stock of PulteGroup, Inc.) CUSIP 90272J621, (g) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 20, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J639, (h) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272J654, (i) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 106,900.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90272J670, (j) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD

134,560.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272J662, (k) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due November 20, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90272J647, (l) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 113,600.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J688, (m) a Determination of an Authorized Person dated May 16, 2014, including Annex A, setting forth the terms of the USD 143,650.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272J696 and (n) a Written Statement and Instructions of Authorized Persons dated May 16, 2014, including Annex A, setting forth the terms of the USD 1,788,000 Trigger Phoenix Callable Optimization Securities due May 16, 2024 (Linked to the least performing index among the EURO STOXX 50® Index and the MSCI® Emerging Markets IndexSM) CUSIP 90272X273,

•	, (a) a Determination of an Authorized Person dated May 19, 2014, including Annex A, setting forth the terms of the USD 247,581.40 Trigger Yield Optimization Notes due May 19, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J704, (b) a Determination of an Authorized Person dated May 19, 2014, including Annex A, setting forth the terms of the USD 249,950.60 Trigger Yield Optimization Notes due May 19, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J720, (c) a Determination of an Authorized Person dated May 19, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due November 19, 2014 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J712, (d) a Determination of an Authorized Person dated May 19, 2014, including Annex A, setting forth the terms of the USD 139,724.46 Trigger Yield Optimization Notes due May 19, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J738, (e) a Determination of an Authorized Person dated May 19, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due May 23, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90272J746, (f) a Determination of an Authorized Person dated May 19, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 23, 2016 (Linked to the performance of the common stock of Cablevision Systems Corporation) CUSIP 90272J761, (g) a Determination of an Authorized Person dated May 19, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 23, 2016 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90272J753 and (h) a Determination of an Authorized Person dated May 19, 2014, including Annex A, setting forth the terms of the USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due May 23, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272J779,

•	(a) a Determination of an Authorized Person dated May 20, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due May 22, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272J787 and (b) a Determination of an Authorized Person dated May 20, 2014, including Annex A, setting forth the terms of the USD 151,000.00 Trigger Phoenix Autocallable Optimization Securities due November 23, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90272J795,

•

(a) a Determination of an Authorized Person dated May 21, 2014, including Annex A, setting forth the terms of the USD 120,000.00 Airbag Yield Optimization Notes due November 20, 2014 (Linked to the performance of the common stock of Advanced Micro Devices, Inc.) CUSIP 90272J811, (b) a Determination of an Authorized Person dated May 21, 2014, including Annex A, setting forth the terms of the USD 99,968.67 Trigger Yield Optimization Notes due May 21, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272J803, (c) a Determination of an Authorized Person dated May 21, 2014, including Annex A, setting forth the terms of the USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due May 26, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J829, (d) a Determination of an Authorized Person dated May 21, 2014, including Annex A, setting forth the terms of the USD 421,000.00 Trigger Phoenix Autocallable Optimization Securities due May 26, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272J837, (e) a Determination of an Authorized Person dated May 21, 2014, including Annex A, setting forth the terms of the USD 209,000.00 Trigger Autocallable Optimization Securities due May 26, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272J845, (f) a Determination of an Authorized Person dated May 21, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 26, 2015 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.) CUSIP 90272J852, (g) a Determination of an Authorized Person dated May 21, 2014, including Annex A, setting forth the terms of the USD 103,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 23, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP

90272J860, (h) a Determination of an Authorized Person dated May 21, 2014, including Annex A, setting forth the terms of the USD 625,000.00 Trigger Phoenix Autocallable Optimization Securities due May 26, 2015 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) CUSIP 90272J878, (i) a Written Statement and Instructions of Authorized Persons dated May 21, 2014, including Annex A, setting forth the terms of the USD 1,760,000 Trigger Phoenix Autocallable Optimization Securities due November 20, 2015 (Linked to the performance of the common stock of Amazon.com, Inc.) CUSIP 90272X422, Annex B, setting forth the terms of the USD 1,006,150 Trigger Phoenix Autocallable Optimization Securities due November 20, 2015 (Linked to the performance of the common stock of HollyFrontier Corporation) CUSIP 90272X406, Annex C, setting forth the terms of the USD 2,788,000 Trigger Phoenix Autocallable Optimization Securities due November 20, 2015 (Linked to the performance of the common stock of Joy Global Inc.) CUSIP 90272X414 and Annex D, setting forth the terms of the USD 802,000 Trigger Phoenix Autocallable Optimization Securities due November 20, 2015 (Linked to the performance of the common stock of Newcastle Investment Corp.) CUSIP 90272X430, (j) a Written Statement and Instructions of Authorized Persons dated May 21, 2014, including Annex A, setting forth the terms of the USD 1,120,000 Phoenix Autocallable Notes due June 3, 2015 (Linked to the common stock of Amazon.com, Inc.) CUSIP 90270KBR9, (k) a Written Statement and Instructions of Authorized Persons dated May 21, 2014, including Annex A, setting forth the terms of the USD 1,520,000 Phoenix Autocallable Notes due June 3, 2015 (Linked to the common stock of Lennar Corporation) CUSIP 90270KBS7, (l) a Written Statement and Instructions of Authorized Persons dated May 21, 2014, including Annex A, setting forth the terms of the USD 4,655,000 Phoenix Autocallable Notes due June 3, 2015 (Linked to the common stock of Pioneer Natural Resources Company) CUSIP 90270KBT5, (m) a Written Statement and Instructions of Authorized Persons dated May 21, 2014, including Annex A, setting forth the terms of the USD 9,816,240 Contingent Income Auto-Callable Securities due May 19, 2017 (Linked to the common stock of Genworth Financial, Inc.) CUSIP 90272X364, (n) a Written Statement and Instructions of Authorized Persons dated May 21, 2014, including Annex A, setting forth the terms of the USD 5,019,700 Contingent Income Auto-Callable Securities due May 21, 2019 (Linked to the worst performing index between the EURO STOXX 50® Index, the Nikkei 225® Index and the Russell 2000® Index) CUSP 90272X265, (o) a Written Statement and Instructions of Authorized Persons dated May 21, 2014, including Annex A, setting forth the terms of the USD 3,768,440 Trigger Phoenix Autocallable Optimization Securities due May 22, 2019 (Linked to the common stock of Freeport-McMoRan Copper & Gold Inc.) CUSIP 90272X463, Annex B, setting forth the terms of the USD 2,508,000 Trigger Phoenix Autocallable Optimization Securities due May 22, 2019 (Linked to the common stock of International Paper Company) CUSIP 90272X455 and Annex C, setting forth the terms of the USD 2,644,950 Trigger Phoenix Autocallable Optimization Securities due May 22, 2019 (Linked to the common stock of Phillips 66) CUSIP 90272X448 and (p) a Written Statement and Instructions of Authorized Persons dated May 21, 2014, including Annex A, setting forth the terms of the USD 7,065,300 Trigger Phoenix Autocallable Optimization Securities due May 20, 2016 (Linked to the shares of the iShares® Nasdaq Biotechnology ETF) CUSIP 90272X380,

•	(a) a Determination of an Authorized Person dated May 22, 2014, including Annex A, setting forth the terms of the USD 129,000.00 Trigger Phoenix Autocallable Optimization Securities due May 27, 2015 (Linked to the performance of the common stock of Cree, Inc) CUSIP 90272J886, (b) a Determination of an Authorized Person dated May 22, 2014, including Annex A, setting forth the terms of the USD 219,846.73 Trigger Yield Optimization Notes due May 22, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272K107 and (c) a Determination of an Authorized Person dated May 22, 2014, including Annex A, setting forth the terms of the USD 828,000.00 Trigger Autocallable Optimization Securities due May 26, 2016 (Linked to the performance of the common stock of Bank of America Corporation) CUSIP 90272K115, and

•	(a) a Determination of an Authorized Person dated May 23, 2014, including Annex A, setting forth the terms of the USD 375,000.00 Airbag Yield Optimization Notes due May 26, 2015 (Linked to the performance of the common stock of VMware, Inc.) CUSIP 90272K123, (b) a Determination of an Authorized Person dated May 23, 2014, including Annex A, setting forth the terms of the USD 187,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Advanced Micro Devices, Inc.) CUSIP 90272K131, (c) a Determination of an Authorized Person dated May 23, 2014, including Annex A, setting forth the terms of the USD 99,998.55 Trigger Yield Optimization Notes due May 26, 2015 (Linked to the performance of the common stock of Advanced Micro Devices, Inc.) CUSIP 90272K149, (d) a Determination of an Authorized Person dated May 23, 2014, including Annex A, setting forth the terms of the USD 99,956.62 Trigger Yield Optimization Notes due May 26, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272K156 and (e) a Determination of an Authorized Person dated May 23, 2014, including Annex A, setting forth the terms of the USD 99,961.92 Trigger Yield Optimization Notes due May 26, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272K164,

•	(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the May 2014 Authorized Certificate, the Officers’ Certificates

(xiv)	— as provided per e-mails from Joan Newton dated November 14, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller, and

•	as provided per e-mails from Joan Newton dated November 17, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller

•	as provided per e-mail from Joan Newton dated November 17, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mail from Joan Newton dated November 19, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mails from Joan Newton dated November 24, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller, and

•	as provided per e-mail from Joan Newton dated December 11, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of December 22, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the relevant Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and Authorized Officers’ Certificates;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended

(j)	as of the date of the Resolutions, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	as of the date the of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates are deemed to be references to the relevant Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo);

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III. Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV. Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

* * *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated December 23, 2014

a)	Securities with issue date May 12, 2014

1.	USD 1,800,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272H708, issued through UBS AG, London Branch

2.	USD 1,460,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272H724, issued through UBS AG, London Branch

3.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272H716, issued through UBS AG, London Branch

4.	USD 670,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272H732, issued through UBS AG, London Branch

5.	USD 99,869.60 Trigger Yield Optimization Notes due November 13, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272H740, issued through UBS AG, London Branch

6.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272H757, issued through UBS AG, London Branch

7.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272H765, issued through UBS AG, London Branch

8.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of T-Mobile US, Inc.) CUSIP 90272H773, issued through UBS AG, London Branch

9.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of salesforce.com, inc.) CUSIP 90272H781, issued through UBS AG, London Branch

10.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation) CUSIP 90272H799, issued through UBS AG, London Branch

11.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272H807, issued through UBS AG, London Branch

12.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272H815, issued through UBS AG, London Branch

13.	USD 133,340.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272H823, issued through UBS AG, London Branch

14.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.) CUSIP 90272H831, issued through UBS AG, London Branch

15.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272H849, issued through UBS AG, London Branch

16.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90272H856, issued through UBS AG, London Branch

17.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272H864, issued through UBS AG, London Branch

18.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272H872, issued through UBS AG, London Branch

19.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J100, issued through UBS AG, London Branch

20.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90272H880, issued through UBS AG, London Branch

21.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272J118, issued through UBS AG, London Branch

22.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272J126, issued through UBS AG, London Branch

23.	USD 129,530.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272J134, issued through UBS AG, London Branch

24.	USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272J142, issued through UBS AG, London Branch

25.	USD 111,940.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272J159, issued through UBS AG, London Branch

26.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272J175, issued through UBS AG, London Branch

27.	USD 139,030.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90272J167, issued through UBS AG, London Branch

28.	USD 114,500.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.) CUSIP 90272J183, issued through UBS AG, London Branch

29.	USD 310,850.00 Trigger Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J191, issued through UBS AG, London Branch

30.	USD 114,500.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90272J209, issued through UBS AG, London Branch

31.	USD 330,000.00 Trigger Phoenix Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272J217, issued through UBS AG, London Branch

32.	USD 278,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Bank of America Corporation) CUSIP 90272J225, issued through UBS AG, London Branch

33.	USD 502,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90272J233, issued through UBS AG, London Branch

34.	USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90272J241, issued through UBS AG, London Branch

35.	USD 178,100.00 Trigger Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272J258, issued through UBS AG, London Branch

36.	USD 100,000.00 Trigger Autocallable Optimization Securities due May 14, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J266, issued through UBS AG, London Branch

b)	Securities with issue date May 13, 2014

37.	USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J308, issued through UBS AG, London Branch

38.	USD 999,937.40 Trigger Yield Optimization Notes due May 13, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90272J290, issued through UBS AG, London Branch

39.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272J274, issued through UBS AG, London Branch

40.	USD 117,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272J282, issued through UBS AG, London Branch

41.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272J316, issued through UBS AG, London Branch

42.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90272J324, issued through UBS AG, London Branch

43.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90272J332, issued through UBS AG, London Branch

44.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Amazon.com, Inc.) CUSIP 90272J357, issued through UBS AG, London Branch

45.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90272J340, issued through UBS AG, London Branch

46.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J365, issued through UBS AG, London Branch

47.	USD 1,000,000.00 Trigger Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J373, issued through UBS AG, London Branch

48.	USD 173,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J381, issued through UBS AG, London Branch

49.	USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90272J399, issued through UBS AG, London Branch

50.	USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90272J407, issued through UBS AG, London Branch

51.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Morgan Stanley) CUSIP 90272J415, issued through UBS AG, London Branch

52.	USD 125,000.00 Trigger Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272J423, issued through UBS AG, London Branch

53.	USD 125,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) CUSIP 90272J431, issued through UBS AG, London Branch

54.	USD 209,000.00 Trigger Phoenix Autocallable Optimization Securities due May 15, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90272J449, issued through UBS AG, London Branch

c)	Securities with issue date May 14, 2014

55.	USD 185,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J464, issued through UBS AG, London Branch

56.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 18, 2015 (Linked to the performance of the common stock of Best Buy Co., Inc.) CUSIP 90272J472, issued through UBS AG, London Branch

57.	USD 580,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272J456, issued through UBS AG, London Branch

58.	USD 155,000.00 Airbag Yield Optimization Notes due May 14, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90272J480, issued through UBS AG, London Branch

59.	USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due November 17, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272J498, issued through UBS AG, London Branch

60.	USD 225,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 16, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J514, issued through UBS AG, London Branch

61.	USD 540,000.00 Trigger Phoenix Autocallable Optimization Securities due May 18, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J506, issued through UBS AG, London Branch

62.	USD 1,643,000 Contingent Absolute Return Autocallable Optimization Securities due May 18, 2015 (Linked to the common stock of Oasis Petroleum Inc.) CUSIP 90272X331, issued through UBS AG, London Branch

63.	USD 3,499,000 Contingent Absolute Return Autocallable Optimization Securities due May 18, 2015 (Linked to the common stock of Sprint Corporation) CUSIP 90272X356, issued through UBS AG, London Branch

64.	USD 3,060,500 Contingent Absolute Return Autocallable Optimization Securities due May 18, 2015 (Linked to the common stock of United Continental Holdings, Inc.) CUSIP 90272X349, issued through UBS AG, London Branch

65.	USD 382,000 Airbag Yield Optimization Notes due November 17, 2014 (Linked to the common stock of Alexion Pharmaceuticals, Inc.) CUSIP 90272X299, issued through UBS AG, London Branch

66.	USD 1,779,000 Airbag Yield Optimization Notes due November 17, 2014 (Linked to the common stock of Fortinet, Inc.) CUSIP 90272X281, issued through UBS AG, London Branch

67.	USD 3,660,000 Airbag Autocallable Yield Optimization Notes due May 14, 2015 (Linked to the common stock of Biogen Idec Inc.) CUSIP 90272X323, issued through UBS AG, London Branch

68.	USD 4,479,000 Airbag Autocallable Yield Optimization Notes due May 14, 2015 (Linked to the common stock of JDS Uniphase Corporation) CUSIP 90272X307, issued through UBS AG, London Branch

69.	USD 1,107,000 Airbag Autocallable Yield Optimization Notes due May 14, 2015 (Linked to the common stock of Peabody Energy Corporation) CUSIP 90272X315, issued through UBS AG, London Branch

70.	USD 13,144,730 Contingent Income Auto-Callable Securities with Step-Up Call Threshold Levels due May 12, 2017 (Linked to the common stock of Microsoft Corporation) CUSIP 90272X257, issued through UBS AG, London Branch

d)	Securities with issue date May 15, 2014

71.	USD 293,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272J522, issued through UBS AG, London Branch

72.	USD 398,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272J555, issued through UBS AG, London Branch

73.	USD 510,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2016 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272J530, issued through UBS AG, London Branch

74.	USD 398,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272J548, issued through UBS AG, London Branch

75.	USD 348,000.00 Trigger Phoenix Autocallable Optimization Securities due May 19, 2015 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272J563, issued through UBS AG, London Branch

76.	USD 2,000,000 Contingent Income Auto-Callable Securities due May 15, 2015 (Linked to the Common Stock of Jazz Pharmaceuticals Public Limited Company) CUSIP 90272X398, issued through UBS AG, London Branch

e)	Securities with issue date May 16, 2014

77.	USD 299,502.00 Trigger Yield Optimization Notes due May 18, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J571, issued through UBS AG, London Branch

78.	USD 273,000.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90272J589, issued through UBS AG, London Branch

79.	USD 130,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 20, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90272J597, issued through UBS AG, London Branch

80.	USD 130,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 20, 2016 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90272J605, issued through UBS AG, London Branch

81.	USD 195,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 20, 2016 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90272J613, issued through UBS AG, London Branch

82.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 20, 2016 (Linked to the performance of the common stock of PulteGroup, Inc.) CUSIP 90272J621, issued through UBS AG, London Branch

83.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 20, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J639, issued through UBS AG, London Branch

84.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272J654, issued through UBS AG, London Branch

85.	USD 106,900.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90272J670, issued through UBS AG, London Branch

86.	USD 134,560.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272J662, issued through UBS AG, London Branch

87.	USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due November 20, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90272J647, issued through UBS AG, London Branch

88.	USD 113,600.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272J688, issued through UBS AG, London Branch

89.	USD 143,650.00 Trigger Phoenix Autocallable Optimization Securities due May 20, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90272J696, issued through UBS AG, London Branch

90.	USD 1,788,000 Trigger Phoenix Callable Optimization Securities due May 16, 2024 (Linked to the least performing index among the EURO STOXX 50® Index and the MSCI® Emerging Markets IndexSM) CUSIP 90272X273, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 23 December 2014